

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 19, 2008

Via U.S. Mail and Fax (918) 574-7003

Mr. John D. Chandler
Chief Financial Officer
Magellan Midstream Partners, L.P.
P.O.Box 22186
Tulsa, OK 74121-2186

> **Re:** **Magellan Midstream Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
>
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **Filed August 5, 2008**
> **File No. 1-16335**

Dear Mr. Chandler:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

<u>Introduction, page 34</u>

1.   Tell us and disclose what factors influenced the decision to transfer the two inland terminals in the Dallas, TX area from petroleum products terminals to the petroleum products pipeline system.

<u>Unrecognized Product Gains, page 48</u>

2.   We note your petroleum products terminal operations generate product overages and shortages. Tell us and disclose in more detail how these product overages and shortages are generated. We also note your net overages are recognized in your financial statements when the barrels are either sold or used to offset product losses. Tell us and disclose your contractual and accounting basis for recognizing this excess product as a sale or as an offset against product losses.

<u>Critical Accounting Estimates, page 48</u>

3.   We note the critical assumptions, use of management's judgment and estimates disclosed in Note 2 of your financial statements in regard to Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets. Please consider revising your Critical Accounting Estimates in future filings to disclose the use of these estimates in your financial reporting.

<u>Consolidated Statements of Cash Flows, page 62</u>

4.   Please describe the nature of the amounts recorded as "equity method incentive compensation expense" on your consolidated statements of cash flows.

<u>Note 2. Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page 70</u>

5.   We note you recognize petroleum pipeline and ammonia transportation revenues when shipments are complete. Tell us and disclose more specifically what event occurs to consider a shipment complete.

<u>Deferred Transportation Revenues and Costs, page 70</u>

6.   We note you defer certain invoiced amounts associated with in-transit products as deferred liabilities. Please tell us if these amounts are classified as "other deferred liabilities" or "deferred revenue" on the consolidated balance sheet. If these amounts do not constitute the entire balance recognized as other deferred liabilities, please tell us the nature of the remaining amounts recorded as other deferred liabilities as of December 31, 2007 and 2006.

Variable-Rate Terminalling Agreements, page 70

7.   We understand that you are party to certain long-term agreements that provide for fees charged to customers for storage services provided on a discounted basis and terminalling activities provided on a variable rate based on a percentage of the customers' net profits. Your disclosure states storage rental and throughput fees are recognized as the services are provided; however, revenues from terminalling fees are not recognized until the end of the contract term. To assist in our understanding of your accounting, please provide us with further detail as to the terms of these contracts, such as but not limited to the contracts' duration and variable fee structure. In your response, please specifically address the contract terms that do not allow you to estimate or determine revenues earned for terminalling activities until the end of the contract term. In addition, tell us how you considered separating the storage rentals and terminalling activities as separate units of accounting and how revenues for the total contract should be allocated to each unit of accounting and recognized over the contract term under the guidance of EITF 00-21 and SAB 104.

Note 15. Long-Term Incentive Plan, page 92

8.   We note the awards granted in 2006 and 2007 (except for the unit awards granted in March 2007) are separated and accounted for as 80% of the total award classified as equity and 20% of the award classified as liabilities. It is unclear why you have allocated each unit award grant into separate classifications under SFAS 123(R). For example, we note the 20% of award grants are based on personal performance, which in itself does not prohibit classifying and accounting for such award as equity. In addition, it is unclear what provisions in SFAS 123(R) allow for the separation of individual unit award grants into equity and liability classification. Please provide us with sufficient detail regarding the terms of the unit award grants made in 2006 and 2007 and the provisions of SFAS 123(R) that you relied upon in determining how to account for these unit awards.

9.   On a similar note, you have disclosed on page 71 that certain unit award grants are subject to personal and other performance components which could increase or decrease the number of units to by paid out by 20%. Tell us how you have

accounted for this additional provision to your incentive compensation awards. Tell us if this 20% increase or decrease is the same 20% amount classified as a liability, as discussed above.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant